Exhibit 99.8

Statement of the Reporting Person:

Notwithstanding the progress that the Company has made in both its performance and upgrade of its senior management, we believe further change is necessary at the Board level to maximize shareholder value. There are three remaining Directors that have served on this Board for in excess of 8-years and oversaw the lack of shareholder value creation over that period, as well as the excess compensation made to the prior CEO. We strongly encourage, as per ISS recommendations, that at least 2 of the 3 legacy Directors with a tenure of over 8-years to not be re-nominated for the coming year. Should the Board fail to take actions to make these long overdue changes, we would intend to nominate additional directors to make those changes.